FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NBG Group	Q2 Results 2015

NBG Group: Q2.15 results highlights

Adequate liquidity position and strengthened balance sheet

•                 Best-in-class domestic L:D of 98%

•                  Best-in-class L:D of 108% at the Group level and 98% in Greece despite sustained deposit outflows in Q2

•                  Eurosystem funding at €25.6bn at end-Q3 (ELA: €15.6bn) from €27.6bn in Q2. Cash value of excess collateral at €8bn

•                  Deposit outflows moderate to €3.6bn in Q2 from €4.8bn in Q1 - returned to positive territory in Q3

•                  Deposit growth of 12.9% yoy in Turkey on a constant exchange rate basis

•                  Group 90dpd formation drops sharply to €133m in Q2 vs €477m in Q1

•                  Group 90dpd ratio settled at 24.6% in Q2, up 25bps qoq (32.1% in Greece, +15bps qoq)

•                  Domestic 90dpd formation abates to €41m in Q2 vs €336m in Q1, as a result of improved collection efforts in the retail segment (€142m vs €377m in Q1) and restructurings in corporate

•                  One-off Q2 provisions drive domestic NPE coverage up by 8.5pps qoq, addressing the AQR provision shortfall

•                  Q2 domestic loan loss provisions surged to €2.3bn from €323m in Q1, covering the AQR gap

•                  As a result, NPL coverage ratio increased notably to 75% in Greece (+14pps qoq) and 73% at the Group level (+12pps qoq)

•                  Group NPE coverage ratio reached 53% in Q2 from 46% in Q1

•                  Group losses reached €1.6bn, reflecting the one-off adjustment in provisions

•                  Group pre-provision profitability reached €434m (+22% qoq); Pre provision margin at 282bps

•                  Group NII at €750m (-3.7% qoq) on increased ELA dependence

•                  Group total income in Q2 reached €974m (+10.6% qoq), as non-core income normalized

•                  Group operating expenses at €541m (+3.1% qoq), C:I down to 55%

•                  Group losses of €1.6bn, attributed to increased loan impairments booked in Greece

•                  Gross loan balance almost stable qoq in Greece and up 4.3% qoq in Turkey in TL terms

•                  Capital position at 9.5% post AQR

•                  Post AQR, CET 1 stood at 9.5%, excluding capital actions

Athens October 31, 2015

The 2015 Comprehensive Assessment provides an opportunity for the Greek Banking System to meaningfully address the consequences of the recession that the economy has faced in recent years. National Bank of Greece is committed to attaining capital adequacy ratios that reflect its objective to lead the Greek economy to growth. Following the Comprehensive Assessment results, NBG will submit a capital plan to the SSM, laying out a strategy for covering both the baseline capital needs of €1.6 billion as well as the additional needs of €3.0 billion arising from the adverse scenario. NBG intends to cover both the base case and adverse scenario shortfalls, with as much capital as possible from private sources and its own capital actions, so as to significantly minimise the need for state aid and consequent burden on Greek debt.

The Q2.15 financial results demonstrate NBG’s resilience in addressing a challenging operating environment, while maintaining strategic positioning in order to tap the country’s recovery potential. Throughout the recent liquidity crunch, NBG benefitted from its leading position in domestic savings deposits, which have shown remarkable resilience. Despite sustained domestic deposit outflows throughout the past three quarters, NBG continues to maintain a healthy loan-to-deposit ratio of 98% in Greece. NBG’s cash value of unencumbered collateral remains high at €8b, corresponding to almost 1/4th of domestic deposits. On asset quality, 90dpd formation in Greece stood at just €41m vs €336m in Q1.15 reflecting improved collection efforts in the retail segment and restructurings in corporate.

With regards to operating results, the Group posted pre-provision income of €434m up by 22% vs the previous quarter. As regards the capital position of the Group, despite the one off pick up in provisions, CET1 stood at 9.5% post AQR and without including any capital actions.

Athens, 31 October 2015

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Adequate liquidity position despite headwinds

Group deposits reached €55.7bn (-7.8% qoq) on sustained deposit outflows in Greece, due to uncertainty throughout Q2 peaking in June. Nevertheless, domestic outflows slowed to €3.6bn from €4.8bn in Q1. Following the imposition of capital controls and the gradual restoration of confidence, NBG’s deposit flows returned to positive territory in Q3.

Despite the Q2 deposit outflows, NBG maintains a best-in-class L:D ratio of 98% in Greece and 108% at the Group level.

Eurosystem funding increased to €27.6bn at the end of June (ELA: €17.6bn) from €23.6bn in March, the lowest among Greek banks. At the end of Q3, Eurosystem funding and ELA dropped to €25.6bn and €15.6bn respectively, with the cash value of excess collateral amounting to €8.0bn.

High NPL coverage at Group and Bank level, following the one-off adjustment in provisions in Q2; Group 90dpd formation drops sharply to €133m in Q2 from €477m in Q1

At the Group level, new 90dpd formation totaled €133m in Q2 from €477m in Q1, reflecting the substantial decline in Greece, as 90dpd formation amounted to €41m from €336m the previous quarter. This was a result of improved collections in the retail segment (€142m vs €377m in Q1) and restructurings in corporate.

NBG took domestic provisions amounting to €2,302m in Q2 from €323m the previous quarter, addressing the AQR provision shortfall. As a result, the 90dpd coverage ratio surged by 14pps qoq to 75% in Greece (73% at the Group level, up 12pps qoq). Group NPE coverage increased to 53% from 46% in Q1.

In Turkey, the 90dpd ratio stood at 6.1% in Q2 (+27bps qoq), while coverage increased by 1.2pps qoq to 77.8%. In SE Europe and other international activities the 90dpd ratio decreased by 20bps qoq to 28.0%, with coverage increasing to 55.6% from 54.4% in Q1.

Profitability

Greece:

The adverse economic environment led to the need to tap significant liquidity from the higher cost ELA, resulting in an 8.5% qoq drop in NII to €379m. Total income reached €467m from €334m in Q1, supported by improved trading and other income of €54m against losses of €117m the previous quarter. Operating expenses stood at €256m (+1.8% qoq), with personnel expenses down by 0.5% qoq. Pre-provision profit jumped to €210m in Q2 from €83m in Q1.

NBG recorded net losses of €1,656m in Q2, factoring in the AQR-related one-off adjustment in provisions.

International:

In Turkey, Finansbank continued to grow in Q2.15. In TL terms, total loans expanded by 18.9% yoy and 4.3% qoq to TL60.1bn. The loan mix continues to shift in favor of the corporate segment, as corporate loans posted growth of 6% qoq, while the retail portfolio remained practically unchanged (+1%). In Q2, corporate loans accounted for almost 60% of the total loan book.

Core revenues increased by 6.2% qoq amounting to TL1,134m in Q2, with NII posting an impressive 8.3% qoq increase. Pre-provision income settled at TL547m from TL620m the previous quarter, mainly reflecting lower other income (TL32m from TL118m in Q1, due to lower property disposals) and elevated operating expenses (TL621m in Q2 from TL568m in Q1). The sharp increase in costs reflects increased promotion and advertisement expenses and includes the annual salary increases that are recorded in Q2.

Provision charges amounted to TL285m (CoR: 203bps), further increasing coverage to 78%. PAT stood at TL111m from TL317m, negatively affected by one-off provisions for legal penalties and contingencies amounting to TL107m.

Profitability in the Group’s operations in SE Europe and other countries amounted to €6m from €17m in Q1, burdened by trading losses of €3m in Q2 against gains of €13m the previous quarter.

Capital position

Post AQR, CET 1 ratio stood at 9.5%, excluding capital actions.

Annex

	Q2.15	Q1.15	qoq Δ		H1.15	H1.14	yoy Δ

Results (€m)
Group net profit	(1,614)	(159)	>100%		(1,773)	1,146	n.m.
Greece	(1,656)	(290)	>100%		(1,945)	975	n.m.
Turkey	36	114	-68.8%		150	148	1.2%
SE Europe(1)	6	17	-66.3%		23	22	0.5%

Core Revenues (€m)
Group	906	942	-3.8%		1,848	1,814	1.9%
Greece	413	452	-8.7%		864	894	-3.3%
Turkey	386	385	0.2%		771	718	7.4%
SE Europe(1)	108	105	2.9%		212	200	6.2%

Operating Expenses (€m)
Group	541	524	3.1%		1,065	1,010	5.4%
Greece	256	252	1.8%		508	518	-2.0%
Turkey	217	209	3.9%		426	370	15.0%
SE Europe(1)	68	64	5.6%		132	122	8.0%

Group Balance Sheet (€m)
Total Assets	113,526	119,266	-4.8%		113,526	111,181	2.1%
Net Loans	60,156	62,964	-4.5%		60,156	61,220	-1.7%
Deposits	55,681	60,416	-7.8%		55,681	65,446	-14.9%

Group Ratios
(Net) Loans: Deposits (%)	108%	104%	4	pps	108%	94%	14	pps
Net Interest Margin (bps)	312	321	-9	bps	318	321	-13	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed. All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 31th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: October 31th, 2015

Director, Financial Division